October 13, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Margaret Schwartz
Dorrie Yale

Re:	Tarsus Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-249076

Request for Acceleration of Effective Date

Requested Date:	Thursday, October 15, 2020
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tarsus Pharmaceuticals, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-249076) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, by calling Ryan Gunderson at (858) 436-8046.

[Signature page follows]

Securities and Exchange Commission

October 13, 2020

Sincerely,

Tarsus Pharmaceuticals, Inc.

By:	/s/ Bobak Azamian
Bobak Azamian, M.D., Ph.D.
President and Chief Executive Officer
Principal Executive Officer

cc:	Leo Greenstein, Tarsus Pharmaceuticals, Inc.

Ilan Lovinsky, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Jeffrey R. Vetter, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Ryan Gunderson, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Ilir Mujalovic, Shearman & Sterling LLP

Ana Aur, Shearman & Sterling LLP